Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

CONSTELLATION ENERGY PARTNERS LLC

(Name of Issuer)

Class B common units

(Title of Class of Securities)

21038E101

(CUSIP Number)

July 21, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d 1(b)

[x] Rule 13d 1(c)

[ ] Rule 13d 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.21038E101
(1) Names of reporting persons	Adrian Volosin
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only
(4) Citizenship or place of organization	Slovak Republic
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	415.000
(6) Shared voting power
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person	415.000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.7%
(12) Type of reporting person (see instructions)	IN

Page _ of _ Pages

CUSIP No.21038E101
(1) Names of reporting persons	TOTUS s.r.o.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b) x
(3) SEC use only
(4) Citizenship or place of organization	Slovak Republic
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	780.000
(6) Shared voting power
(7) Sole dispositive power
(8) Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person	780.000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	3.3%
(12) Type of reporting person (see instructions)	FI

Instructions. A. Statements filed pursuant to Rule 13d 1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d 1(b)(2) and 13d 2(c). Statements filed pursuant to Rule 13d 1(d) shall be filed within the time specified in Rules 13d1(c), 13d2(b) and 13d2(d). Statements filed pursuant to Rule 13d1(c) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d1(d) and 13d2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a) Name of issuer: CONSTELLATION ENERGY PARTNERS LLC

Item 1(b) Address of issuer's principal executive offices: 1801 Main Street, Suite 1300, Houston, Texas 77002

2(a) Name of person filing:

Adrian Volosin

2(b) Address or principal business office or, if none, residence:

Dubovicka Roven 13, Lipany, 08271 Slovak Republic

2(c) Citizenship:

Slovak Republic

2(d) Title of class of securities:

Class B common units

2(e) CUSIP No.:

21038E101

Item 3. Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1.195.000.

(b) Percent of class: 5,02%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1.195.000.

(ii) Shared power to vote or to direct the vote _____.

(iii) Sole power to dispose or to direct the disposition of 1.195.000.

(iv) Shared power to dispose or to direct the disposition of _____.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5. Not applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.

Adrian Volosin, executive officer of TOTUS s.r.o.

Item 7. Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Sept. 9, 2011

Adrian Volosin

Adrian Volosin, executive officer of TOTUS s.r.o.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

[43 FR 18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148, Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998; 72 FR 45112, Aug. 10, 2007; 73 FR 17813, Apr. 1, 2008; 73 FR 60089, Oct. 9, 2008]